FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES  AND  EXCHANGE  COMMISSION

Washington, D.C. 20549

AMENDMENT  NO.  2  TO

ANNUAL  REPORT

of

PROVINCE  OF  BRITISH  COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the annual report relates: March 31, 2006

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges
Title of issue	registration is effective	on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Pamela Wallin

Robert Noble

David Murchison

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Christoper J. Cummings	Winthrop B. Conrad, Jr.	Ministry of Finance
Shearman & Sterling	Davis Polk & Wardwell	Provincial Treasury
199 Bay Street Commerce	450 Lexington Avenue	Debt Management Branch
Court West Suite 4405	New York, New York 10017	2nd Floor, 620 Superior Street
P.O. Box 247		P.O. Box 9423 Stn Prov Govt
Toronto, Ontario, Canada		Victoria, British Columbia,
M5L 1E8		Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2006 on Form 18-K as set forth below:

The following additional exhibit is added to the Annual Report:

Exhibit 99.8	Province of British Columbia, Ministry of Finance.
Budget and Fiscal Plan (2007/08 – 2009/10)

Exhibit 99.9	Province of British Columbia, Ministry of Finance
Estimates (Fiscal Year ending March 31, 2008)

Exhibit 99.10	Province of British Columbia, Ministry of Finance
Supplement to the Estimates (Fiscal Year Ending March 31, 2008)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

	By:	s/s W. Shortreed
February 26, 2007	Name:	William Shortreed
Victoria, British Columbia	Title:	Executive Director
Debt Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.8	Province of British Columbia, Ministry of Finance.
Budget and Fiscal Plan (2007/08 – 2009/10)

Exhibit 99.9	Province of British Columbia, Ministry of Finance
Estimates (Fiscal Year ending March 31, 2008) -

Exhibit 99.10	Province of British Columbia, Ministry of Finance
Supplement to the Estimates (Fiscal Year Ending March 31, 2008)